  Exhibit 99.1

LIVEREEL TO ENTER OREGON CANNABIS SECTOR

TORONTO, ONTARIO, December 19, 2017 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) announced today that the Company has entered into a letter of intent (the “LOI”) to acquire real estate and intellectual property assets that serve Oregon’s recreational marijuana sector, currently generating net income of over US $250,000 per year.

Under the terms or the LOI, the Company has agreed to provide a total investment of US $1,450,000 (the “Total Purchase Price”) which is expected to close on or before March 1, 2018 (the “Transaction Date”). On the Transaction Date, the Company has agreed to pay to the vendors a total of US $400,000, of which US $200,000 shall be a non-refundable deposit relating to the real estate assets and US $200,000 relating to the intellectual property assets (the “IP Assets”), with the remaining US $1,050,000 due twelve months following the Transaction Date (the “Closing Date”). Furthermore, the Company plans to provide additional capital to allow the Oregon principals to grow the production capacity as well as build a processing facility on the premises.

“This is a significant opportunity for the Company as we continue to secure attractive investments in the cannabis sector across multiple jurisdictions in the United States,” stated Mr. Taz Turner, Interim CEO of LiveReel. He added, “This investment comes with an experienced management team having a track record of delivering strong results. The potential for growth is significant and the management team has an excellent business plan prepared for 2018.”

About LiveReel
LiveReel is Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. Management is currently evaluating investment opportunities related to the processing and production verticals of the cannabis sector.

Contact:
Taz Turner
Interim CEO
T: (917) 843-2169
E: taz@cordovacann.com